Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276130

Prospectus Supplement No. 5

(To Prospectus dated July 24, 2025)

Primary Offering of

Up to 11,500,000 Shares of Common Stock

Secondary Offering of

Up to 28,152,560 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated July 24, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-276130). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information contained in the Prospectus with the information from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which was filed with the Securities and Exchange Commission on August 14, 2026 (the “Q2 2026 Form 10-Q”). Accordingly, we have attached the Q2 2026 Form 10-Q to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 19, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission File Number 001-40386

ONEMEDNET CORPORATION

(Exact name of Registrant as specified in its Charter)

Delaware	86-2076743
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6385 Old Shady Oak Road, Suite 250 Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 918-7189

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ONMD	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	ONMDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 11, 2026, there were 59,286,450 shares of common stock, par value $0.0001 per share, issued and outstanding.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements that we make from time to time, including statements contained in this Quarterly Report on Form 10-Q (this “Report”) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Report are forward-looking statements. The forward-looking statements in this Report are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs.

Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Forward-looking statements in this Report include, without limitation, statements reflecting management’s expectations regarding future financial performance and operating expenditures (including our ability to continue as a going concern, to raise additional capital and to succeed in our future operations), expected growth, profitability and business outlook, liquidity, operating expenses, and enhancement of our internal control structure.

Forward-looking statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. These factors include, among other things, the unknown risks and uncertainties that we believe could cause actual results to differ from these forward looking statements as set forth under the heading, “Risk Factors” and elsewhere in this Report and other documents we file with the SEC. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements, including without limitation, risks and uncertainties relating to:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our ability to raise substantial additional capital in sufficient amounts or on acceptable terms to fund our operations and our business plan;

●	risks inherent with investing in Bitcoin, including Bitcoin’s volatility;

●	our ability to implement our Bitcoin treasury strategy and its effects on our business;

●	our ability to reverse the recent decline in our revenue and resume growing our revenue;

●	our ability to obtain and maintain intellectual property protection for our current products and services;

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●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;
●	our reliance on third-party suppliers;

●	the success of competing products or services that are or become available;

●	our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

●	the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services; and

●	changes in demand for our products and services as a result of geopolitical and/or macroeconomic conditions.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025 and in other documents we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Report to conform these statements to actual results or to changes in our expectations.

You should read this Report and the documents that we incorporate by reference in this Form 10-Q with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements including those described in this Report and in the “Risk Factors” section of our Annual Report on Form 10-K and other documents we file with the Securities and Exchange Commission.

iii

PART I—FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

ONEMEDNET CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$358	$585
Investment in crypto assets – Bitcoin	-	506
Accounts receivable, net	664	495
Prepaid expenses and other current assets	291	509
Total current assets	1,313	2,095
Property and equipment, net	51	56
Total assets	$1,364	$2,151
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$3,474	$3,496
Deferred revenues	683	389
Loans payable	569	754
2024 SEPA put option liability	-	186
Total current liabilities	4,726	4,825
Loans payable, net of current portion	132	220
Warrant liabilities	24	71
Total liabilities	4,882	5,116
Commitments and contingencies (Note 13)
Stockholders’ deficit:
Preferred Stock, par value $0.0001, 1,000,000 shares authorized at June 30, 2026 and December 31, 2025; no shares issued and outstanding at June 30, 2026 and December 31, 2025	-	-
Common Stock, par value $0.0001, 100,000,000 shares authorized, 57,909,088 shares issued and 57,721,343 shares outstanding at June 30, 2026, and 51,984,473 shares issued and 51,796,728 shares outstanding at December 31, 2025	5	5
Additional paid-in capital	106,001	101,929
Treasury stock, at cost, 187,745 shares at June 30, 2026 and December 31, 2025	(529)	(529)
Accumulated deficit	(108,995)	(104,370)
Total stockholders’ deficit	(3,518)	(2,965)
Total liabilities and stockholders’ deficit	$1,364	$2,151

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1

ONEMEDNET CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue
Subscription revenue	$-	$47	$-	$105
Data delivery revenue	292	108	388	187
Total revenue	292	155	388	292
Cost of revenue	857	396	1,542	737
Gross margin	(565)	(241)	(1,154)	(445)
Operating expenses
General and administrative	981	1,183	2,254	2,615
Sales and marketing	391	257	769	542
Research and development	324	382	636	749
Total operating expenses	1,696	1,822	3,659	3,906
Loss from operations	(2,261)	(2,063)	(4,813)	(4,351)
Other expense (income), net
Interest expense	9	22	19	52
Change in fair value of warrants	(31)	-	(47)	3
Change in fair value of convertible notes	-	(1,122)	-	(1,285)
Change in fair value of crypto assets – Bitcoin	(45)	174	(147)	837
Realized loss (gain) on sale of crypto assets – Bitcoin	46	(314)	234	(844)
Change in fair value of 2024 SEPA derivative liabilities	(66)	(110)	(245)	(434)
Gain on troubled debt restructurings	-	(3,707)	-	(3,707)
Other (income) expense	(2)	12	(2)	(53)
Total other income, net	(89)	(5,045)	(188)	(5,431)
Net (loss) income	$(2,172)	$2,982	$(4,625)	$1,080
Net (loss) income per share attributable to common shares – basic	$(0.04)	$0.07	$(0.08)	$0.03
Weighted average shares of common stock outstanding – basic	58,019,837	36,835,945	56,793,139	35,477,382
Net (loss) income per share attributable to common shares – diluted	$(0.04)	$0.07	$(0.08)	$0.03
Weighted average shares of common stock outstanding – diluted	58,019,837	38,405,921	56,793,139	37,127,798

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

ONEMEDNET CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

(Unaudited)

Three and Six Months Ended June 30, 2026

					Additional		Total
	Common Stock		Treasury Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances as of December 31, 2025	51,984,473	$5	(187,745)	$(529)	$101,929	$(104,370)	$(2,965)
Issuance of common stock in connection with 2024 SEPA	400,000	-	-	-	408	-	408
Issuance of common stock in connection with subscription agreement with related party	595,238	-	-	-	500	-	500
Stock-based compensation expense	-	-	-	-	431	-	431
Net loss	-	-	-	-	-	(2,453)	(2,453)
Balances as of March 31, 2026	52,979,711	5	(187,745)	(529)	103,268	(106,823)	(4,079)
Issuance of common stock in connection with 2024 SEPA	953,862	-	-	-	495	-	495
Issuance of common stock in connection with subscription agreements with related parties	1,943,203	-	-	-	1,550	-	1,550
Conversion of officer accrued salary into shares of common stock	219,429	-	-	-	182	-	182
Issuance of common stock in connection with exercise of pre-funded warrants	677,539	-	-	-	-	-	-
Issuance of common stock in connection with exercise of warrants	133,095	-	-	-	43	-	43
Vesting of restricted stock units	1,002,249	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	463	-	463
Net loss	-	-	-	-	-	(2,172)	(2,172)
Balances as of June 30, 2026	57,909,088	$5	(187,745)	$(529)	$106,001	$(108,995)	$(3,518)

3

Three and Six Months Ended June 30, 2025

					Additional		Total
	Common Stock		Treasury Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances as of December 31, 2024	28,175,172	$2	(187,745)	$(529)	$86,146	$(101,569)	$(15,950)
Issuance of common stock in connection with September 2024 private placement	1,473,696	-	-	-	-	-	-
Partial conversion of Yorkville Note	1,111,708	-	-	-	1,094	-	1,094
Stock-based compensation expense	-	-	-	-	208	-	208
Net loss	-	-	-	-	-	(1,902)	(1,902)
Balances as of March 31, 2025	30,760,576	2	(187,745)	(529)	87,448	(103,471)	(16,550)
Issuance of common stock in connection with settlement of vendor payable	250,000	-	-	-	111	-	111
Issuance of common stock upon partial conversion of Yorkville Note	754,854	-	-	-	298	-	298
Issuance of common stock upon conversion of loans with related parties	3,166,475	-	-	-	2,334	-	2,334
Issuance of common stock upon conversion of PIPE Notes	1,453,174	-	-	-	510	-	510
Issuance of common stock upon conversion of loan extensions with related parties	3,650,248	-	-	-	2,584	-	2,584
Issuance of common stock in connection with June 2025 private placement	3,390,923	-	-	-	2,497	-	2,497
Issuance of common stock in connection with subscription agreements with related parties	2,857,142	-	-	-	1,197	-	1,197
Stock-based compensation expense	-	-	-	-	197	-	197
Net income	-	-	-	-	-	2,982	2,982
Balances as of June 30, 2025	46,283,392	$2	(187,745)	$(529)	$97,176	$(100,489)	$(3,840)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

ONEMEDNET CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net (loss) income	$(4,625)	$1,080
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16	46
Stock-based compensation expense	894	405
Change in fair value of warrant liabilities	(47)	3
Change in fair value of convertible notes	-	(1,285)
Change in fair value of crypto assets – Bitcoin	(147)	837
Change in fair value of 2024 SEPA derivative liabilities	(245)	(434)
Realized loss (gain) on sale of crypto assets – Bitcoin	234	(844)
Gain on troubled debt restructurings	-	(3,707)
Non-cash interest	-	45
Change in operating assets and liabilities:
Accounts receivable	(169)	(41)
Prepaid expenses and other current assets	218	92
Accounts payable and accrued expenses	160	(191)
Deferred revenues	294	(49)
Net cash used in operating activities	(3,417)	(4,043)
Cash flows from investing activities:
Purchases of property and equipment	(11)	(8)
Purchases of crypto assets – Bitcoin	-	(2,200)
Sales of crypto assets – Bitcoin	419	3,458
Net cash provided by investing activities	408	1,250
Cash flows from financing activities:
Proceeds from 2024 SEPA	962	-
Proceeds from subscription agreements	2,050	1,197
Proceeds from exercise of warrants	43	-
Proceeds from private placement	-	2,497
Repayment of Yorkville Note	-	(262)
Repayment of deferred underwriter fees payable	-	(500)
Repayment of loans payable	(273)	(189)
Net cash provided by financing activities	2,782	2,743
Net decrease in cash and cash equivalents	(227)	(50)
Cash and cash equivalents at beginning of period	585	172
Cash and cash equivalents at end of period	$358	$122
Supplemental disclosures of cash flow information:
Cash paid for interest	$19	$8
Cash paid for taxes	$1	$-
Supplemental disclosures of non-cash investing and financing activities:
Conversion of officer accrued salary into shares of common stock	$182	$1,392
Issuance of common stock in connection with settlement of vendor payable	$-	$111
Issuance of common stock upon conversion of convertible notes	$-	$1,902
Issuance of common stock upon conversion of loans with related parties	$-	$2,334
Issuance of common stock upon conversion of loan extensions with related parties	$-	$2,584

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

ONEMEDNET CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Organization and Description of Business

OneMedNet Corporation (the “Company”) is a healthcare software company with solutions focused on digital medical image management, exchange, and sharing. The Company was founded in Delaware on November 20, 2015. The Company has been solely focused on creating solutions that simplify digital medical image management, exchange, and sharing. The Company has one wholly owned subsidiary, OneMedNet Technologies (Canada) Inc., incorporated on October 16, 2015 under the provisions of the Business Corporations Act of British Columbia whose functional currency is the Canadian dollar. The Company’s headquarters location is Eden Prairie, Minnesota.

On November 7, 2023, Data Knights Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Data Knights Acquisition Corp. (“Data Knights”), a Delaware corporation, merged with and into OneMedNet Solutions Corporation (formerly named OneMedNet Corporation) (“Legacy ONMD”), with Legacy ONMD surviving as a wholly owned subsidiary of Data Knights (the “Business Combination”). Following the consummation of the Business Combination, Data Knights was renamed to “OneMedNet Corporation.”

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules and regulations, certain notes or other financial information normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring adjustments that are necessary to present fairly the Company’s results for the interim periods presented. The results from operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026, or for any future annual or interim period.

The accompanying interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes for the year ended December 31, 2025 in the Company’s Annual Report on Form 10-K, filed with the SEC on March 30, 2026 (the “Form 10-K”).

The interim unaudited condensed consolidated financial statements include the consolidated accounts of the Company’s wholly owned subsidiary, OneMedNet Technologies (Canada) Inc. All significant intercompany transactions have been eliminated in consolidation.

Liquidity and Going Concern

The Company has incurred recurring operating losses since its inception, including $2.3 million and $2.1 million for the three months ended June 30, 2026 and 2025, respectively. In addition, the Company had an accumulated deficit of $109.0 million as of June 30, 2026. The Company’s cash balance of $0.4 million is not adequate to fund its operations through at least twelve months from the date these condensed consolidated financial statements were available for issuance. Therefore, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

6

To continue and expand its operations, the Company will be required to, and management plans to, raise additional working capital through equity or debt offerings and ultimately hopes to attain profitable operations to fulfill its operating and capital requirements for at least 12 months from the date of the issuance of the condensed consolidated financial statements. However, the Company may not be able to secure such financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to continue receiving working capital cash payments and generating cash flow from operations.

Risks and Uncertainties

The Company is subject to risks common to companies in the markets it serves, including, but not limited to, global economic and financial market conditions, fluctuations in customer demand, acceptance of new products, development by its competitors of new technological innovations, dependence on key personnel, and protection of proprietary technology.

In addition, the Company has previously invested in Bitcoin, which is a crypto asset. Crypto assets are loosely regulated and there is no central marketplace for currency exchange. Supply is determined by a computer code, not by a central bank, and prices have been extremely volatile. Certain crypto asset exchanges have been closed due to fraud, failure or security breaches. Any of the Company’s crypto assets that reside on an exchange that shuts down may be lost. Several factors may affect the price of crypto assets, including, but not limited to: supply and demand, investors’ expectations with respect to the rate of inflation, interest rates, currency exchange rates or future regulatory measures (if any) that restrict the trading of crypto assets, and the use of crypto assets as a form of payment. There is no assurance that crypto assets will maintain their long-term value in terms of purchasing power in the future, or that acceptance of crypto asset payments by mainstream retail merchants and commercial businesses will continue to grow.

As crypto assets have grown in popularity and market size, various countries and jurisdictions have begun to develop regulations governing the crypto asset industry. To the extent future regulatory actions or policies limit the ability to exchange crypto assets or utilize them for payments, the demand for crypto assets could be reduced. Furthermore, regulatory actions may limit the ability of end-users to convert crypto assets into fiat currency (e.g., U.S. dollars) or use crypto assets to pay for goods and services. Such regulatory actions or policies could result in a reduction of demand, and in turn, a decline in the underlying crypto asset unit prices.

The effect of any future regulatory change on crypto assets in general is impossible to predict, but such change could be substantial and adverse to the Company and the value of the Company’s investments in crypto assets.

Crypto assets are not insured or protected under the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Company (“SIPC”). Accordingly, with respect to its historical Bitcoin investment, the Company did not enjoy the protections of other assets covered by the FDIC or SIPC. As of June 30, 2026, the Company no longer held any Bitcoin or other crypto assets.

2. Summary of Significant Accounting Policies

Except as described below, the accounting policies of the Company are set forth in Note 2 to the consolidated financial statements contained in the Form 10-K, and the accounting policies followed by the Company for interim financial reporting are consistent with the accounting policies therein.

7

Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on the Company’s net loss, net cash flows, or stockholders’ deficit.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires public entities, at annual and interim reporting periods, to disclose in a tabular format additional information about specific expense categories in the notes to the consolidated financial statements. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on the presentation of its condensed consolidated financial statements and footnotes.

The Company has reviewed other recently issued accounting pronouncements and concluded that either they are not applicable to the business or no material effect is expected upon future adoption.

3. Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company considers its chief executive officer to be the Company’s CODM. The CODM manages its operations and allocates resources based on the Company’s consolidated results and therefore operates as one segment.

The Company’s operations consist of its real-world data (“RWD”) platform, which enables life sciences and healthcare customers to access curated clinical and imaging datasets, as well as its legacy data exchange (BEAM) platform that facilitates the secure exchange and aggregation of medical imaging data. The Company decommissioned its legacy BEAM platform in May 2025 as part of its strategic transition to a unified real-world data platform. Revenue associated with the BEAM platform was generated through the date of decommissioning and will not continue in future periods.

The Company’s method for measuring segment profitability is operating loss, which the CODM uses to assess performance and make decisions for resource allocation, consistent with the measurement principles for operating loss as reported on the Company’s consolidated statements of operations. The CODM uses consolidated operating loss to set budgets, evaluate margins, review actual results, and to make decisions whether to engage in capital management transactions.

The significant expenses regularly reviewed by the CODM are consistent with those reported on the Company’s consolidated statements of operations, and expenses are not regularly reviewed on a more disaggregated basis for purposes of assessing segment performance and deciding how to allocate resources.

The Company’s disaggregation of revenue by major product offering is consistent with its presentation on the Company’s consolidated statements of operations. The table below provides the Company’s total revenue by geographic region based on the location of the customer (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Americas	$99	$55	$190	$174
Rest of World	193	100	198	118
Total	$292	$155	$388	$292

8

4. Crypto Assets Held

The Company’s crypto assets are comprised solely of Bitcoin. In accordance with ASC Topic 820, Fair Value Measurement, the Company measures the fair value of its Bitcoin based on the quoted end-of-day price on the measurement date for a single Bitcoin on an active trading platform, River.com. Management has determined that River.com, an active exchange market, represents a principal market for Bitcoin and the end-of-day quoted price is both readily available and representative of fair value (Level 1 inputs). The following table sets forth the units held, cost basis, and fair value of its investments in crypto assets, as shown on the condensed consolidated balance sheets as of December 31, 2025 (in thousands):

	December 31, 2025
	Units	Cost Basis	Fair Value
Crypto assets held:
Bitcoin	6	$653	$506
Total	6	$653	$506

There were no crypto assets held by the Company as of June 30, 2026.

The following table presents a reconciliation of the fair values of the Company’s investments in crypto assets for the three and six months ended June 30, 2026 (in thousands):

Bitcoin
Balance, December 31, 2025	$506
Dispositions	(542)
Unrealized gain, net	102
Balance, March 31, 2026	$66
Dispositions	(111)
Unrealized gain, net	45
Balance, June 30, 2026	$-

Dispositions are the result of sales of Bitcoin. For the three and six months ended June 30, 2026, the Company had Bitcoin dispositions of $0.1 million (including realized loss of $0.05 million) and $0.7 million (including realized loss of $0.2 million), respectively. The Company uses a first-in, first-out methodology to assign costs to Bitcoin for purposes of the Bitcoin held and realized gains and losses disclosure above. Bitcoin is included in current assets in the condensed consolidated balance sheets due to the Company’s ability to sell them in a highly liquid marketplace and its intent to liquidate its Bitcoin to support operations when needed.

5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	As of
	June 30, 2026	December 31, 2025
Professional fees	$1,632	$1,611
Software and technology	796	682
Payroll liabilities	519	730
Data provider costs	440	356
Other	87	117
	$3,474	$3,496

9

In April 2026, the Company issued 219,429 shares of its common stock, par value $0.0001 per share (“Common Stock”), at a price of $0.83 per share in exchange for the settlement of approximately $0.2 million of unpaid cash salary due to an officer and related party investor of the Company. The transaction was accounted for as a capital transaction with a related party and no gain or loss was recognized. As such, the net carrying value of $0.2 million was reclassified to stockholders’ deficit in the condensed consolidated balance sheets at the time of the conversion.

6. Debt

The following table summarizes outstanding debt for the periods indicated (in thousands):

	As of
	June 30, 2026	December 31, 2025
Loans payable
Stock repurchase loan	$123	$118
Insurance premium loan	95	286
Extension loans	351	350
	569	754
Long-term loans payable
Extension loans	-	26
Stock repurchase loan	132	194
	132	220
Total	$701	$974

7. Stockholders’ Deficit

2024 SEPA Draws

As further described in the Form 10-K, the Company entered into a Standby Equity Purchase Agreement (“2024 SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited company (“Yorkville”), on June 17, 2024. Under the 2024 SEPA, the Company has the right to sell to Yorkville up to $25.0 million of its Common Stock, subject to certain limitations and conditions set forth in the 2024 SEPA, from time to time, over a 24-month period. The 2024 SEPA was accounted for as a liability under ASC 815 as it includes an embedded put option and an embedded forward option. The put option is recognized at inception and the forward option is recognized upon issuance of notice for the sale of the Company’s Common Stock.

The commitment period under the 2024 SEPA expired in June 2026 and, therefore, the derivative liability was $0 at June 30, 2026. The fair value of the derivative liability related to the embedded put option was estimated at $0.2 million at December 31, 2025, which was classified within short-term liabilities on the condensed consolidated balance sheets because the commitment period expired in less than one year.

During the six months ended June 30, 2026, the Company delivered four advance notices for the sale of 1,353,862 shares of its Common Stock, resulting in cumulative gross proceeds of $1.0 million. A derivative asset for each embedded forward option was initially recorded at fair value upon delivery of each advance notice, which was subsequently remeasured with changes in fair value recorded in the condensed consolidated statements of operations until settlement. The Company recognized a gain of $0.1 million related to embedded forward options during the six months ended June 30, 2026. The embedded forward option was deemed to have no value at December 31, 2025 as there were no outstanding notices for the sale of the Company’s Common Stock. During the six months ended June 30, 2025, the Company did not deliver any advance notices under the 2024 SEPA.

10

The estimated issuance date fair value and remeasurement adjustment for the embedded put option and embedded forward option are presented as a single line within other (income) expense, net in the accompanying consolidated statements of operations under the caption change in fair value of 2024 SEPA derivative liabilities. The embedded put option fair value adjustment was a gain of $0.1 million and $0.2 million for the three and six months ended June 30, 2026, respectively, and a gain of $0.1 million and $0.4 million for the three and six months ended June 30, 2025, respectively. The embedded forward option fair value adjustment was a gain of $0.01 million and $0.1 million for the three and six months ended June 30, 2026, respectively, and $0 for the three and six months ended June 30, 2025, respectively.

Subscription Agreements – Related Parties

Between February and June 2026, the Company entered into subscription agreements with two related party investors pursuant to which the Company agreed to issue and sell an aggregate of 2,538,441 shares of its Common Stock at prices between $0.58 and $0.93 per share. The Company received gross proceeds of approximately $2.1 million from the related party subscription agreements.

ARC Forward Contract

As of June 30, 2026 and December 31, 2025, the Company had an outstanding forward contract to issue 1,240,644 shares of its Common Stock to ARC Group Limited for success fees earned from Data Knights in connection with the Business Combination. The forward contract was included in additional paid-in-capital in stockholders’ deficit in the consolidated balance sheets as it met the criteria for equity accounting under ASC 815.

8. Net (Loss) Income per Share

Basic and diluted net income (loss) per share was calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Numerator:
Net (loss) income	$(2,172)	$2,982	$(4,625)	$1,080
Less: undistributed earnings attributable to participating warrant holders	-	(225)	-	$(80)
Net income (loss) attributable to common shareholders – basic	$(2,172)	$2,757	$(4,625)	$1,000
Reallocation of undistributed earnings attributable to participating warrant holders	-	$9	-	3
Net income (loss) attributable to common shareholders – diluted	$(2,172)	$2,766	$(4,625)	$1,003
Denominator:
Weighted average shares of common stock outstanding – basic	58,019,837	36,835,945	56,793,139	35,477,382
Net income (loss) per share attributable to common shares – basic	$(0.04)	$0.07	$(0.08)	$0.03
Effect of dilutive securities
Restricted stock units	-	1,106,197	-	1,160,296
Warrants	-	33,779	-	60,120
Loan extensions	-	430,000	-	430,000
Dilutive potential common shares	-	1,569,976	-	1,650,416
Weighted average shares of common stock outstanding – diluted	58,019,837	38,405,921	56,793,139	37,127,798
Net income (loss) per share attributable to common shares – diluted	$(0.04)	$0.07	$(0.08)	$0.03

11

For the three and six months ended June 30, 2026, during which the Company recorded a net loss, all potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share, and thus they are considered “anti-dilutive.” For these periods, the weighted average number of shares of Common Stock outstanding used to calculate both basic and diluted net loss per share of common stock is the same.

For the three and six months ended June 30, 2025, the Company reported net income. For these periods, net income is allocated to the participating warrants and the Common Stock based on their participation rights. Under the two-class method, basic net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of Common Stock outstanding during the period. In addition, the dilutive effect of restricted stock units and warrants were calculated using the treasury stock method, whereby all such awards were assumed to be exercised at the beginning of the period. The hypothetical proceeds from such exercises, including the average unrecognized stock compensation expense for restricted stock units, were assumed to be used to purchase outstanding Common Stock at the average price during the period. The net share impact of dilutive securities was added to the weighted average basic common shares outstanding to calculate weighted average diluted shares outstanding.

The Company excluded the following potential shares of Common Stock, presented based on amounts outstanding at each period end, from the computation of diluted net income (loss) per share for the periods indicated because including them would have had an anti-dilutive effect:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Restricted stock units	4,577,611	743,907	4,577,611	689,808
Warrants for Common Stock	12,181,019	12,330,336	12,181,019	12,303,995
Total common stock equivalents	16,758,630	13,074,243	16,758,630	12,993,803

9. Stock-Based Compensation

The Company recorded stock-based compensation expense in the following categories on the accompanying condensed consolidated statements of operations for the periods presented (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Cost of revenue	18	4	33	7
General and administrative	368	187	695	388
Sales and marketing	34	1	88	2
Research and development	43	5	78	8
Total stock-based compensation expense	463	197	894	405

10. Stock Warrants

The Company has the following warrants outstanding for the periods presented:

	As of
	June 30, 2026	December 31, 2025
Liability Classified Warrants
Business Combination Warrants	585,275	585,275
PIPE Warrants	95,744	95,744
Subtotal	681,019	681,019
Equity Classified Warrants
Public Warrants	11,500,000	11,500,000
Private Placement Warrants	1,347,425	2,158,059
Subtotal	12,847,425	13,658,059
Grand Total	13,528,444	14,339,078

12

On June 30, 2026, the Company issued 677,539 shares of Common Stock upon the partial exercise of pre-funded warrants and 133,095 shares of Common Stock upon the full exercise of warrants, both of which were originally issued in September 2024. The warrant exercise generated cash proceeds of approximately $0.04 million. As of June 30, 2026, no warrants or pre-funded warrants issued in connection with the September 2024 financing remained outstanding.

11. Fair Value Measurements

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis, inclusive of related party (in thousands):

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	35	-	-	35
Total assets, at fair value	$35	$-	$-	$35
Liabilities:
Business Combination Warrants	$-	$-	$20	$20
PIPE Warrants	-	-	4	4
Total liabilities, at fair value	$-	$-	$24	$24

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$35	$-	$-	$35
Bitcoin	506	-	-	506
Total assets, at fair value	$541	$-	$-	$541
Liabilities:
Business Combination Warrants	$-	$-	$60	$60
PIPE Warrants	-	-	11	11
2024 SEPA put option liability	-	-	186	186
Total liabilities, at fair value	$-	$-	$257	$257

Business Combination Warrants and PIPE Warrants

The following table presents the changes in the Business Combination Warrants and PIPE Warrants measured at fair value during the three and six months ended June 30, 2026 (in thousands):

	Business Combination Warrants	PIPE Warrants
Balance, December 31, 2025	$60	$11
Changes in fair value	(14)	(2)
Balance, March 31, 2026	$46	$9
Changes in fair value	(26)	(5)
Balance, June 30, 2026	$20	$4

13

The Company remeasured the fair value of the Business Combination Warrants and PIPE Warrants at June 30, 2026 using the Black-Scholes option-pricing model with the following assumptions:

	As of June 30, 2026
	PIPE	Business Combination
	Warrants	Warrants
Stock price	$0.71	$0.71
Exercise price	$10.00	$11.50
Expected volatility	91.9%	91.9%
Weighted average risk-free rate	4.1%	4.1%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	2.36	2.36

The Company remeasured the fair value of the Business Combination Warrants and PIPE Warrants at December 31, 2025 using the Black-Scholes option-pricing model with the following assumptions:

	As of December 31, 2025
	PIPE	Business Combination
	Warrants	Warrants
Stock price	$1.10	$1.10
Exercise price	$10.00	$11.50
Expected volatility	85.0%	85.0%
Weighted average risk-free rate	3.5%	3.5%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	2.85	2.85

2024 SEPA Derivative Liability

The following table presents the changes in the SEPA derivative liabilities measured at fair value during the three and six months ended June 30, 2026 (in thousands):

	2024 SEPA Put Option	2024 SEPA Forward Option
Balance, December 31, 2025	$186	$-
Changes in fair value	(112)	(67)
Conversions to Common Stock	-	67
Balance, March 31, 2026	$74	$-
Changes in fair value	(74)	8
Conversions to Common Stock	-	(8)
Balance, June 30, 2026	$-	$-

The estimated fair value of the 2024 SEPA put option derivative liability was determined using a Monte Carlo simulation model in order to project the future path of the Company’s stock price over the commitment period with the following assumptions at December 31, 2025:

As of
December 31, 2025
Term (in years)	0.5
Starting stock price	$1.10
Expected volatility	144.0%
Risk-free rate	3.6%

14

The 2024 SEPA forward option liability was deemed to have no value at December 31, 2025 as there were no outstanding notices for the sale of the Company’s Common Stock.

The commitment period under the 2024 SEPA expired in June 2026, therefore, the 2024 SEPA derivative liability balances were $0 at June 30, 2026.

12. Related Party Transactions

Conversion of Officer Accrued Salary – As described in Note 5, the Company issued 219,429 shares of Common Stock in exchange for the settlement of approximately $0.2 million of unpaid cash salary due to an officer and related party investor of the Company. See Note 5 for further details.

Subscription Agreements – As described in Note 7, the Company issued 2,538,441 shares of Common Stock in exchange for gross proceeds of $2.1 million pursuant to subscription agreements with two related party investors between February and June 2026. See Note 7 for further details.

Accounting Services – The Company engages an accounting firm to provide accounting and bookkeeping services, which is majority owned by the Company’s Chief Financial Officer (“CFO”), who serves as an independent contractor to the Company.

For the three and six months ended June 30, 2026, the Company incurred expenses of $0.02 million and $0.04 million, respectively, related to services provided by the CFO’s accounting firm. For the three and six months ended June 30, 2025, the Company incurred expenses of $0.02 million and $0.04 million, respectively, related to services provided by the CFO’s accounting firm. Such amounts are included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

As of June 30, 2026 and December 31, 2025, there were no amounts payable to the accounting firm.

Software Development Services – The Company engages a software development company to provide software development services, which is wholly owned by the Company’s Chief Technology Officer (“CTO”), who is an employee of the Company.

For the three and six months ended June 30, 2026, the Company incurred expenses of $0.04 million and $0.1 million, respectively, for software development services provided by the CTO’s company. For the three and six months ended June 30, 2025, the Company incurred expenses of $0.03 million and $0.1 million, respectively, for software development services provided by the CTO’s company. Such amounts are included in research and development expense in the accompanying condensed consolidated statements of operations.

As of June 30, 2026 and December 31, 2025, amounts payable to the CTO’s software development company were $0.05 million and are included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets.

The Company believes that the terms of its arrangements with these vendors are consistent with those that would have been obtained from unaffiliated third parties.

13. Commitments and Contingencies

Lease Agreement

The Company has a month-to-month lease for a suite at a cost of $530 per month. The Company incurred $2 thousand and $4 thousand of rent expense, including common tenant costs, during each of the three and six months ended June 30, 2026 and 2025, respectively.

15

Litigation

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recognized, if and when it is probable that a liability has been incurred and the amount can be reasonably estimated.

On November 6, 2025, ARC Group Limited and ARC Opportunity Fund Limited (together, “ARC”) filed a complaint against the Company and certain officers of the Company in the District Court of Minnesota, Fourth Judicial District (the “ARC complaint”). The ARC complaint alleges that the Company has breached certain contracts that the Company entered into with ARC before the closing of the Business Combination, including certain financial advisory contracts entered into by the Company at the direction of the sponsor of the Business Combination (the “sponsor”; the Company notes that the sponsor is an affiliate of ARC). Specifically, the ARC complaint asserts that the Company breached these contracts by issuing certain shares of Common Stock to ARC contemporaneously with the closing of the Business Combination and improperly cancelling those shares after the Business Combination as well as by failing to pay ARC certain cash amounts when due. The ARC complaint seeks an order of specific performance requiring the Company to reinstate the cancelled shares of Common Stock or, in the alternative, compensatory damages for such cancellation as well as payment of the other purported amounts due. The ARC complaint also asserts tort claims arising out of the Company’s actions and seeks compensatory damages (plus prejudgment interest) and punitive damages in connection with such claims but does not specify an amount of damages.

The Company notes that no shares of Common Stock were actually issued to ARC prior to or contemporaneously with the closing of the Business Combination and that, as of June 30, 2026 and as previously disclosed on the Form 10-K for the fiscal year ended December 31, 2025, the Company has recorded a forward contract to issue 1,240,644 shares of its Common Stock to ARC for success fees earned in connection with the Business Combination. As of June 30, 2026 and December 31, 2025, the Company has recorded aggregate cash liabilities payable to ARC equal to $0.4 million. The Company believes that the claim as asserted is overstated, and denies liability with respect to all disputed amounts and intends to defend itself vigorously. The Company is also assessing whether there are any counterclaims available to it arising out of self-dealing transactions between ARC and the sponsor. Accordingly, the Company has not recorded any additional liability arising out of the ARC complaint as the Company does not believe any incremental loss is probable, and the Company cannot estimate any reasonably possible loss or range of possible loss. On March 19, 2026, ARC voluntarily dismissed the complaint without prejudice.

The Company was not subject to any other material legal proceedings during the six months ended June 30, 2026.

14. Subsequent Events

The Company has evaluated subsequent events occurring through August 14, 2026, the date the condensed consolidated financial statements were issued, for events requiring recording or disclosure in the Company’s condensed consolidated financial statements.

2026 Standby Equity Purchase Agreement

On July 1, 2026, the Company entered into a new SEPA (the “2026 SEPA”) with Yorkville, pursuant to which the Company may, from time to time and at its sole discretion, sell to Yorkville up to $25.0 million of shares of Common Stock, subject to the terms and conditions of the 2026 SEPA. The agreement has a term of 36 months and permits the Company to request advances following the effectiveness of a resale registration statement covering the shares issuable under the 2026 SEPA. Shares sold under the 2026 SEPA will be purchased at a price equal to 97% of the Market Price, as defined in the agreement.

The 2026 SEPA contains customary limitations, including a restriction that Yorkville may not acquire shares that would result in beneficial ownership exceeding 4.99% of the outstanding shares of Common Stock and an issuance cap representing 19.99% of the outstanding shares of Common Stock as of June 30, 2026, unless stockholder approval or certain pricing conditions are satisfied.

Subscription Agreement – Related Party

In July 2026, the Company entered into a subscription agreement with a related party investor pursuant to which the Company agreed to issue and sell 1,449,275 shares of its Common Stock at a price of $0.69 per share. The Company received gross proceeds of $1.0 million from the related party subscription agreement.

16

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis are intended to help you understand our business, financial condition, results of operations, liquidity, and capital resources. You should read this discussion in conjunction with the Company’s consolidated financial statements and related notes included elsewhere in this Report and in the Form 10-K.

In addition to historical financial analysis, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions, as described under the heading “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, risks and uncertainties, including those set forth under “Risk Factors” included elsewhere (or incorporated by reference) in this Report and in the Form 10-K. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “OneMedNet”, “we”, “us”, “our,” and “the Company” are intended to mean the business and operations of OneMedNet Corporation and its consolidated subsidiary following the completion of the business combination on November 7, 2023 involving OneMedNet Solutions Corporation (formerly named OneMedNet Corporation) (“Legacy ONMD”), with Legacy ONMD surviving as a wholly owned subsidiary of Data Knights Acquisition Corp. (“Data Knights”) (the “Business Combination”).

Company Overview

We provide innovative solutions that unlock the significant value contained within the clinical image archives of healthcare providers. We employ our OneMedNet iRWD™ solution, which securely de-identifies, searches, and curates a data archive locally, bringing a wealth of internal and third-party research opportunities to providers. By leveraging our extensive federated provider network, together with our technology and in-house clinical expertise, OneMedNet successfully meets the most rigorous Real World Data life science requirements.

Nasdaq Compliance

On April 14, 2026, the Company received notice from Nasdaq indicating that the Company, based on the closing bid price of the shares of Common Stock for the last 30 consecutive business days, is not in compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days, or until October 12, 2026, to regain compliance with the Bid Price Rule. To regain compliance, the minimum bid price of the shares of Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this 180-calendar day grace period. In the event the Company does not regain compliance with the Bid Price Rule by October 12, 2026, the Company may be eligible for an additional 180-calendar day compliance period. The Company intends to continue to actively monitor the bid price of the shares of Common Stock and may, if appropriate, consider implementing available options to regain compliance with the Bid Price Rule.

Key Components of Consolidated Statements of Operations

Revenue

The Company generates revenue from two streams: (1) iRWD, which provides regulatory grade imaging and clinical data in the pharmaceutical, device manufacturing, contract research organizations, and AI markets and (2) BEAM, which is a medical imaging exchange platform between hospital/healthcare systems, imaging centers, physicians and patients. iRWD is sold on a fixed fee basis based on the number of data units and the cost per data unit committed to in the customer contract. Revenue is recognized when the data is delivered to the customer. BEAM revenue is subscription-based revenue that is recognized ratably over the subscription period committed to by the customer. The Company invoices its BEAM customers quarterly or annually in advance with the customer contracts automatically renewing unless the customer issues a cancellation notice. The BEAM platform was decommissioned in May 2025, and no revenue was generated from this platform thereafter.

17

The Company excludes from revenue taxes collected from a customer that are assessed by a governmental authority and imposed on and concurrent with a specific revenue-producing transaction. The transaction price for the products is the invoiced amount. Advance billings from contracts are deferred and recognized as revenue when earned. Deferred revenue consists of payments received in advance of performance under the contract. Such amounts are generally recognized as revenue over the contractual period. The Company receives payments from customers based upon contractual billing schedules. Accounts receivable are recorded when the right to consideration becomes unconditional. Payment terms on invoiced amounts typically range from zero to 90 days, with typical terms of 30 days.

Cost of Revenue

Our cost of revenue is composed of our distinct performance obligations of hosting, labor, and data cost.

General and Administrative

General and administrative functions include finance, legal, operations, human resources, and information technology support. These functions include costs for items such as salaries and benefits and other personnel-related costs, maintenance and supplies, professional fees for external legal, accounting, and other consulting services, and depreciation expense.

Research and Development

Costs incurred in the research and development of our products are expensed as incurred. Research and development costs include personnel, contracted services, materials, and indirect costs involved in the design and development of new products and services, as well as hosting expense.

Sales and Marketing

Our sales and marketing costs consist of labor and tradeshow costs.

Other (Income) Expenses, Net

Interest Expense

Interest expense consists of interest incurred on our outstanding debt facilities, including loans with related parties, deferred underwriter fees and insurance premiums paid in exchange for a note payable.

Change in Fair Value of Warrants

We have outstanding warrants that were issued at the closing of the Business Combination, which are accounted for as liabilities at fair value. These warrants are subsequently re-measured at fair value on our consolidated balance sheets at the end of each reporting period and at settlement, as applicable, and changes in fair value are recognized in the consolidated statements of operations.

Change in Fair Value of Convertible Notes

We have elected the fair value option of accounting for the PIPE Notes (as defined in the Form 10-K) issued in the Business Combination and the Yorkville Note (as defined in the Form 10-K) issued with the 2024 SEPA. These instruments contained embedded derivatives that would require bifurcation and separate accounting; therefore, we made the election to measure the entire contingently convertible debt instruments, including accrued interest, at fair value. These instruments are subsequently re-measured at fair value on our consolidated balance sheets at the end of each reporting period and at settlement, as applicable, and changes in fair value are recognized in the consolidated statements of operations. The PIPE Notes and Yorkville Note were both settled in 2025 and were no longer outstanding as of December 31, 2025.

18

Change in Fair Value of Crypto Assets – Bitcoin

We previously adopted a Bitcoin strategy on the balance sheets as a forward-looking approach to corporate treasury management that incorporates digital currencies. Our Bitcoin holdings were held at fair value on the consolidated balance sheets and are re-measured at the end of each reporting period based on the quoted end-of-day price provided by a reputable and liquid exchange. As of June 30, 2026, we no longer hold Bitcoin or any other crypto assets.

Realized Loss (Gain) on Sale of Crypto Assets – Bitcoin

As part of our Bitcoin strategy, we routinely sell quantities held as part of our corporate treasury strategy to fund operations as needed. We recognize a realized gain upon sale when the price of Bitcoin is higher than its initial purchase price.

Change in Fair Value of 2024 SEPA Derivative Liabilities

We entered into the 2024 SEPA that gave us the right, but not the obligation, to require Yorkville to purchase shares over a two-year commitment period, subject to volume limits. The put option is recognized at inception and the forward option is recognized upon issuance of notice for the sale of the Company’s Common Stock. The liabilities are subsequently re-measured at fair value on our consolidated balance sheets at the end of each reporting period, with changes in fair value recognized in the consolidated statements of operations.

Results of Operations

Comparison of the Three Months Ended June 30, 2026 and 2025

The following table sets forth our condensed consolidated statements of operations data for the periods presented:

	Three Months Ended June 30,		Change
	2026	2025	$	%
Revenue
Subscription revenue	$-	$47	$(47)	-100%
Data delivery revenue	292	108	184	170%
Total revenue	292	155	137	88%
Cost of revenue	857	396	461	116%
Gross margin	(565)	(241)	(324)	134%
Operating expenses
General and administrative	982	1,183	(201)	-17%
Sales and marketing	391	257	134	52%
Research and development	324	382	(58)	-15%
Total operating expenses	1,697	1,822	(125)	-7%
Loss from operations	(2,262)	(2,063)	(199)	10%
Other (income) expense, net
Interest expense	9	22	(13)	-59%
Change in fair value of warrants	(31)	-	(31)	100%
Change in fair value of convertible notes	-	(1,122)	1,122	-100%
Change in fair value of crypto assets – Bitcoin	(45)	174	(219)	-126%
Realized loss (gain) on sale of crypto assets – Bitcoin	46	(314)	360	-115%
Change in fair value of 2024 SEPA derivative liabilities	(66)	(110)	44	-40%
Gain on troubled debt restructurings	-	(3,707)	3,707	-100%
Other (income) expense, net	(2)	12	(14)	-117%
Total other income, net	(89)	(5,045)	4,956	-98%
Net (loss) income	$(2,173)	$2,982	$(5,155)	-173%

19

Revenue

Total revenue increased by $0.1 million, or 88%, during the three months ended June 30, 2026, compared to the three months ended June 30, 2025. The increase was primarily attributable to a $0.2 million increase in data delivery revenue as the Company continued its transition to a unified RWD platform, driving increased customer adoption and higher data delivery volumes. This growth was partially offset by lower subscription revenue due to the decommissioning of the BEAM platform in May 2025.

Cost of Revenue

Cost of revenue was $0.9 million for the three months ended June 30, 2026, compared to $0.4 million for the three months ended June 30, 2025, representing an increase of $0.5 million, or 116%. The increase was primarily attributable to a $0.4 million increase in software costs as we continue to execute our strategy to advance our AI-enabled real-world data platform, and a $0.1 million increase in data acquisition and curation costs incurred to support increased data delivery revenue generated through our iRWD platform.

General and Administrative

General and administrative expenses were $1.0 million for the three months ended June 30, 2026, compared to $1.2 million for the three months ended June 30, 2025, a decrease of $0.2 million, or 17%. The decrease was primarily attributable to a $0.3 million decrease in professional fees, largely due to lower consulting and legal costs, and a $0.1 million decrease in other miscellaneous general and administrative expenses. These decreases were partially offset by a $0.2 million increase in share-based compensation expense related to equity awards granted during the second half of 2025 and 2026 and a $0.1 million increase in salaries and related personnel costs resulting from headcount growth.

Sales and Marketing

Sales and marketing expenses were $0.4 million for the three months ended June 30, 2026, compared to $0.3 million for the three months ended June 30, 2025, an increase of $0.1 million, or 52%. The increase was primarily attributable to a $0.1 million increase in salaries and related personnel costs resulting from headcount growth to support our sales and marketing activities and increased spending on trade shows, consultants, and other business development initiatives intended to support growth of our iRWD platform.

Research and Development

Research and development expenses were $0.3 million for the three months ended June 30, 2026, compared to $0.4 million for the three months ended June 30, 2025, a decrease of $0.1 million, or 15%. The decrease was primarily attributable to a $0.1 million decrease in contractor costs as certain development activities were transitioned from external resources to internal personnel.

Interest Expense

Interest expense for the three months ended June 30, 2026 was generally consistent with interest expense for the three months ended June 30, 2025.

20

Change in Fair Value of Warrants

The change in fair value of warrants is composed of the re-measurement adjustment for our liability-classified warrants that were issued in connection with the Business Combination. The change is mainly due to the resulting fluctuations in the market price of shares of Common Stock.

Change in Fair Value of Convertible Notes

The change in fair value of convertible notes is composed of the re-measurement adjustment for the PIPE Notes and Yorkville Note which are carried at fair value. The change is mainly due to the resulting fluctuations in the market price of shares of Common Stock. Both instruments were converted or repaid in the second quarter of 2025; therefore, no re-measurement adjustment was required for the three months ended June 30, 2026

Change in Fair Value of Crypto Assets – Bitcoin

The change in fair value of crypto assets – Bitcoin during the three months ended June 30, 2026 and 2025 reflects the change in the price of Bitcoin.

Realized Loss (Gain) on Sale of Crypto Assets – Bitcoin

The realized loss (gain) on sale of crypto assets – Bitcoin during the three months ended June 30, 2026 and 2025 reflects the change in the market price of Bitcoin upon sale compared to its purchase price.

Change in Fair Value of 2024 SEPA Derivative Liabilities

The change in fair value of 2024 SEPA derivative liabilities is primarily driven by expected sales of our Common Stock to Yorkville and projections on the future path of the Company’s stock price during the commitment period.

Gain on Troubled Debt Restructurings

Gain on troubled debt restructuring during the three months ended June 30, 2025 was primarily driven by our settlement of deferred underwriter fees which resulted in a gain of $2.7 million. In addition, we restructured trade payables with three separate vendors leading to an additional gain of $0.9 million. During the three months ended June 30, 2026, we did not restructure any of our debt or trade payables.

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table sets forth our condensed consolidated statements of operations data for the periods presented:

	Six Months Ended June 30,		Change
	2026	2025	$	%
Revenue
Subscription revenue	$-	$105	$(105)	-100%
Data delivery revenue	388	187	201	107%
Total revenue	388	292	96	33%
Cost of revenue	1,542	737	805	109%
Gross margin	(1,154)	(445)	(709)	159%
Operating expenses
General and administrative	2,254	2,615	(361)	-14%
Sales and marketing	769	542	227	42%
Research and development	636	749	(113)	-15%
Total operating expenses	3,659	3,906	(247)	-6%
Loss from operations	(4,813)	(4,351)	(462)	11%
Other (income) expense, net
Interest expense	19	52	(33)	-63%
Change in fair value of warrants	(47)	3	(50)	-1667%
Change in fair value of convertible notes	-	(1,285)	1,285	-100%
Change in fair value of crypto assets – Bitcoin	(147)	837	(984)	-118%
Realized loss (gain) on sale of crypto assets – Bitcoin	234	(844)	1,078	-128%
Change in fair value of 2024 SEPA derivative liabilities	(245)	(434)	189	-44%
Gain on troubled debt restructurings	-	(3,707)	3,707	-100%
Other (income) expense, net	(2)	(53)	51	-96%
Total other income, net	(188)	(5,431)	5,243	-97%
Net (loss) income	$(4,625)	$1,080	$(5,705)	-528%

21

Revenue

Total revenue increased by $0.1 million, or 33%, during the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was primarily attributable to a $0.2 million increase in data delivery revenue as the Company continued its transition to a unified RWD platform, driving increased customer adoption and higher data delivery volumes. This growth was partially offset by lower subscription revenue due to the decommissioning of the BEAM platform in May 2025.

Cost of Revenue

Cost of revenue was $1.5 million for the six months ended June 30, 2026, compared to $0.7 million for the six months ended June 30, 2025, representing an increase of $0.8 million, or 109%. The increase was primarily attributable to a $0.6 million increase in software costs as we continued to execute our strategy to advance our AI-enabled real-world data platform, a $0.1 million increase in salary and related personnel costs driven by headcount growth and a $0.1 million increase in data acquisition and curation costs incurred to support increased data delivery revenue generated through our iRWD platform.

General and Administrative

General and administrative expenses were $2.3 million for the six months ended June 30, 2026, compared to $2.6 million for the six months ended June 30, 2025, representing a decrease of $0.4 million, or 14%. The decrease was primarily attributable to a $0.6 million reduction in professional fees, primarily due to lower legal, consulting, and other professional service costs, and a $0.1 million decrease in other general and administrative expenses. These decreases were partially offset by a $0.3 million increase in share-based compensation expense related to equity awards granted during 2025 and 2026 and a $0.1 million increase in salaries and related personnel costs resulting from headcount growth.

Sales and Marketing

Sales and marketing expenses were $0.8 million for the six months ended June 30, 2026, compared to $0.5 million for the six months ended June 30, 2025, representing an increase of $0.2 million, or 42%. The increase was primarily attributable to a $0.1 million increase in salaries and related personnel costs resulting from headcount growth to support the Company’s sales and marketing activities and increased spending on trade shows, consultants, and other business development initiatives intended to support growth of the Company’s iRWD platform.

Research and Development

Research and development expenses were $0.6 million for the six months ended June 30, 2026, compared to $0.7 million for the six months ended June 30, 2025, representing a decrease of $0.1 million, or 15%. The decrease was primarily attributable to a $0.2 million decrease in contractor costs, which is partially offset by a $0.1 million increase in share-based compensation expense associated with equity awards granted during 2025 and 2026.

22

Interest Expense

Interest expense for the six months ended June 30, 2026 was generally consistent with interest expense for the six months ended June 30, 2025.

Change in Fair Value of Warrants

The change in fair value of warrants is composed of the re-measurement adjustment for our liability-classified warrants that were issued in connection with the Business Combination. The change is mainly due to the resulting fluctuations in the market price of shares of Common Stock.

Change in Fair Value of Convertible Notes

The change in fair value of convertible notes is composed of the re-measurement adjustment for the PIPE Notes and Yorkville Note which are carried at fair value. The change is mainly due to the resulting fluctuations in the market price of shares of Common Stock. Both instruments were converted or repaid in the second quarter of 2025; therefore, no re-measurement adjustment was required for the six months ended June 30, 2026.

Change in Fair Value of Crypto Assets – Bitcoin

The change in fair value of crypto assets – Bitcoin during the six months ended June 30, 2026 and 2025 reflects the change in the price of Bitcoin.

Realized Loss (Gain) on Sale of Crypto Assets – Bitcoin

The realized loss (gain) on sale of crypto assets – Bitcoin during the six months ended June 30, 2026 and 2025 reflects the change in the market price of Bitcoin upon sale compared to its purchase price.

Change in Fair Value of 2024 SEPA Derivative Liabilities

The change in fair value of 2024 SEPA derivative liabilities is primarily driven by expected sales of our Common Stock to Yorkville and projections on the future path of the Company’s stock price during the commitment period.

Gain on Troubled Debt Restructurings

Gain on troubled debt restructuring during the six months ended June 30, 2025 was primarily driven by our settlement of deferred underwriter fees which resulted in a gain of $2.7 million. In addition, we restructured trade payables with three separate vendors leading to an additional gain of $0.9 million. During the six months ended June 30, 2026, we did not restructure any of our debt or trade payables.

Liquidity and Capital Resources

As of June 30, 2026, our principal sources of liquidity were proceeds from related party investors, private placement transactions, investments in Bitcoin and cash received from customers.

The following table shows net cash and cash equivalents used in operating activities, net cash and cash equivalents used in investing activities, and net cash and cash equivalents provided by financing activities during the periods presented:

	Six Months Ended June 30,
	2026	2025
Net cash provided by (used in)
Operating activities	$(3,417)	$(4,043)
Investing activities	408	1,250
Financing activities	2,782	2,743

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Operating Activities

Our net cash and cash equivalents used in operating activities consists of net loss adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation expense, changes in fair value of liability classified financial instruments, as well as changes in operating assets and liabilities. The primary changes in working capital items, such as the changes in accounts receivable and deferred revenue, result from the difference in timing of payments from our customers related to contract performance obligation. This may result in an operating cash flow source or use for the period, depending on the timing of payments received as compared to the fulfillment of the performance obligation.

During the six months ended June 30, 2026, we used $3.4 million of cash in operating activities, primarily resulting from our net loss of $4.6 million, offset by non-cash charges of $0.7 million and cash provided by changes in our operating assets and liabilities of $0.5 million.

During the six months ended June 30, 2025, we used $4.0 million of cash in operating activities, primarily resulting from non-cash charges of $4.9 million and cash provided by changes in our operating assets and liabilities of $0.2 million, offset by our net income of $1.1 million.

Investing Activities

Our investing activities have consisted primarily of property and equipment purchases and Bitcoin purchases and sales.

During the six months ended June 30, 2026, net cash provided by investing activities was $0.4 million, primarily consisting of proceeds from Bitcoin sales of $0.4 million.

During the six months ended June 30, 2025, net cash provided by investing activities was $1.2 million, primarily consisting of proceeds from Bitcoin sales of $3.5 million offset by Bitcoin purchases of $2.2 million.

Financing Activities

During the six months ended June 30, 2026, net cash provided by financing activities was $2.8 million, consisting of $2.1 million in net proceeds from related party subscription agreements and $1.0 million in net proceeds from the 2024 SEPA, partially offset by debt repayments of $0.3 million.

During the six months ended June 30, 2025, net cash provided by financing activities was $2.7 million, consisting of $1.2 million in net proceeds from related party subscription agreements and $2.5 million in net proceeds from private placements, partially offset by aggregate repayments of $1.0 million of debt and deferred underwriter fees.

Contractual Obligations and Commitments and Going Concern Outlook

Currently, management does not believe that our cash and cash equivalents are sufficient to meet our foreseeable cash needs for at least the next 12 months. Our foreseeable cash needs, in addition to our recurring operating expenses, include our expected capital expenditures to support the expansion of our infrastructure and workforce, interest expense and minimum contractual obligations. Management intends to raise cash for operations through debt and equity offerings. As a result of the Company’s recurring loss from operations and the need for additional financing to fund its operating and capital requirements there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the cost of any future acquisitions of technology or businesses. In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all.

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The following table summarizes our material cash requirements as of June 30, 2026:

		Payments due in:
	Total	Less than 1 year	1-3 years
Accounts payable & accrued expenses	$3,474	$3,474	$-
Loans payable	701	569	132
	$4,175	$4,043	$132

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with GAAP. In preparing our financial statements, we make estimates, assumptions, and judgments that can have a significant impact on our reported revenue, results of operations, and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions, and judgments are necessary because future events and their effects on our results of operations and the value of our assets cannot be determined with certainty and are made based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

For a discussion of our critical accounting estimates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K, the notes to our audited financial statements appearing in the Form 10-K, and the notes to the financial statements appearing elsewhere in this Report. Except as described in this Report, there have been no material changes to these critical accounting policies and estimates through June 30, 2026 from those discussed in the Form 10-K.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our condensed consolidated financial statements included elsewhere in this Report.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act), as of June 30, 2026. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2026, our disclosure controls and procedures were ineffective because of material weaknesses in our internal controls over financial reporting which were not designed properly to ensure proper identification of non-routine transactions and ensure appropriate segregation of duties.

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Material Weaknesses

Management is aware of material weaknesses in the Company’s internal control related to user access/segregation of duties, lack of a formalized control environment and oversight of controls over financial reporting and revenue recognition. Due to the limited transactional volume currently experienced, combined with our financial limitations, we do not currently have an expanded accounting department that would allow us to better segregate duties. Over time, as we continue to grow and add accounting staff, we expect to continue to enhance our internal control structure, including appropriate segregation of duties. Management has begun taking remediation steps to address the material weakness, including the hiring of a full-time controller in July 2025 and adding additional review procedures over our financial records. This remediation is an ongoing process and there can be no assurance that it will effectively address the material weakness.

Changes in Internal Control Over Financial Reporting

Except as described above, there were no other changes in our internal control over financial reporting during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings.

For information regarding litigation, see Part I – Item 1. Condensed Consolidated Financial Statements, Note 13 - Commitments and Contingencies.

Item 1A. Risk Factors.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in the “Risk Factors” in the Form 10-K and our other public filings, which could materially affect our business, financial condition or future results. There have been no material changes from risk factors previously disclosed in “Risk Factors” in the Form 10-K and our other public filings.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

The Company entered into a subscription agreement, dated April 1, 2026, with Dr. Jeffrey Yu, a director of the Company, pursuant to which the Company issued 903,614 shares of Common Stock to Dr. Yu at a price of $0.83 per share. The Company received net proceeds of approximately $750,000 from the related party subscription agreement. These shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act.

The Company entered into a letter agreement, dated April 1, 2026, with Dr. Jeffrey Yu, a director of the Company, pursuant to which the Company issued 219,429 shares of Common Stock in lieu of prior cash compensation owed to Dr. Yu at a conversion price of $0.83 per share. These shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act.

The Company entered into a subscription agreement, dated April 23, 2026, with Dr. Thomas Kosasa, a director of the Company, pursuant to which the Company issued 280,898 shares of Common Stock to Dr. Kosasa at a price of $0.89 per share. The Company received net proceeds of approximately $250,000 from the related party subscription agreement. These shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act.

The Company entered into a subscription agreement, dated May 18, 2026, with Dr. Thomas Kosasa, a director of the Company, pursuant to which the Company issued 268,817 shares of Common Stock to Dr. Kosasa at a price of $0.93 per share. The Company received net proceeds of approximately $250,000 from the related party subscription agreement. These shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act.

26

The Company entered into a subscription agreement, dated June 12, 2026, with Dr. Thomas Kosasa, a director of the Company, pursuant to which the Company issued 158,730 shares of Common Stock to Dr. Kosasa at a price of $0.63 per share. The Company received net proceeds of approximately $100,000 from the related party subscription agreement. These shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act.

The Company entered into a subscription agreement, dated June 16, 2026, with Dr. Jeffrey Yu, a director of the Company, pursuant to which the Company issued 172,414 shares of Common Stock to Dr. Yu at a price of $0.58 per share. The Company received net proceeds of approximately $100,000 from the related party subscription agreement. These shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act.

During the three months ended June 30, 2026, pursuant to the terms of the 2024 SEPA, the Company issued Yorkville an aggregate of 953,862 shares of Common Stock for aggregate gross proceeds of $486,681. The issuance of such shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act.

Except as set forth above, during the three months ended June 30, 2026, we did not have issuances of unregistered securities not previously included in a Current Report on Form 8-K.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

During the three months ended June 30, 2026, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

Item 6. Exhibits.

The following documents are included as exhibits to this Report:

Exhibit Number	Description
3.1	Third Amended and Restated Certificate of Incorporation of OneMedNet Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, filed with the SEC on November 13, 2023).
3.2	Amended and Restated Bylaws of OneMedNet Corporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 13, 2023).
10.1	Standby Equity Purchase Agreement, dated as of July 1, 2026, by and between OneMedNet Corporation and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 1, 2026).
31.1*	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer (Principal Financial Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1#	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Chief Financial Officer (Principal Financial Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

# The certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto are deemed to accompany this Report and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2026.

OneMedNet Corporation

By:	/s/ Robert Golden
Robert Golden
Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

28

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Aaron Green, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of OneMedNet Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2026	By:	/s/ Aaron Green
Aaron Green
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Golden, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of OneMedNet Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2026	By:	/s/ Robert Golden
Robert Golden
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of OneMedNet Corporation (the “Company”) for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission on or about the date hereof (the “Report”), I, Aaron Green, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2026	By:	/s/ Aaron Green
Aaron Green
Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATIONS PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of OneMedNet Corporation (the “Company”) for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission on or about the date hereof (the “Report”), I, Robert Golden, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2026	By:	/s/ Robert Golden
Robert Golden
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)